SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: June 25, 2015

Press Release

Eltek Receives Non-Compliance Notice Regarding
Nasdaq Minimum Bid Price Requirement

PETACH-TIKVA, Israel, June 25, 2015 -- (NASDAQ: ELTK) - Eltek Ltd (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build-ups of rigid and flex-rigid printed circuit boards,, announced today that on June 23, 2015, it received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it was not in compliance with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules.

ELTEK has a 180 days' period, until December 21, 2015, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, the Company will regain compliance and the matter will be closed.

In the event Eltek does not regain compliance, the Company may be eligible for additional 180 calendar days' extension to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com